取締役の担当業務/部

取締役	担当業務/部
髙木 祥吉 代表取締役社長	全般事項
島田 卓郎 取締役	格付、社長の特に指示する事項
原田 雄介 取締役 常務執行役員	RM事業部、特別戦略企画推進部、社長の特に指示する事項
飯沼 春樹 取締役	社外取締役
楠岡 成雄 取締役	社外取締役
増井 喜一郎 取締役	社外取締役
三木 明博 取締役	社外取締役

執行役員の担当業務／部

取締役	担当業務/部
原田 雄介 （同上）	（同上）
松村 省三 常務執行役員	格付部門、金融格付部（部長）、社長の特に指示する事項
涛岡 由典 執行役員	サステナブル・ファイナンス評価部、情報サービス部、 経営管理企画部（部長）、社長の特に指示する事項